BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

December 22, 2011

VIA EDGAR

Kathleen Collins

Melissa Kindelan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baidu, Inc. (the “Company”) Form 20-F and Form 20-F/A for Fiscal Year Ended December 31, 2010 (“2010 20-F”) Filed March 29, 2011 and June 24, 2011, respectively File No. 000-51469

Dear Ms. Collins and Ms. Kindelan:

This letter sets forth the Company’s responses to the comments contained in the letter dated December 9, 2011 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2010 20-F. The comments are repeated below and followed by the responses thereto.

Form 20-F for Fiscal Year Ended December 31, 2010

Risks Related to Our Corporate Structure, page 19

1. We note from the disclosures in your December 31, 2009 Form 20-F (page 20) that a pledge is not effective without being registered with the relevant local administration for industry and commerce. In addition, you state that if any individual shareholders of the VIE breaches his or her obligations under the agreement with Baidu Online, there is risk that Baidu Online may not be able to successfully enforce the pledge and would need to resort to legal proceedings to enforce the contractual rights. It is also the Staff’s understanding that until the equity pledge agreements are registered with the relevant authorities, the company may have limited recourse in the event that the legal owners of the VIE’s default on their contractual obligations. Your prior disclosures appear to differ from your current response and the proposed disclosures included in your response to comment 1 of your September 12, 2011 letter where you state that “the lack of registration of a duly executed equity pledge agreement does not affect the company’s ability to enforce the agreement against the VIE’s shareholders; rather, the lack of registration would only affect the company’s ability to enforce the equity pledge agreement against third parties who acquire the equity interests in the VIE in good faith.” Please explain further these apparent inconsistencies and clarify, for us, how failure to register the equity pledge agreements impacts your ability to enforce such agreements against the VIE shareholders should they default on their current obligations.

The Company respectfully advises the Staff that it believes its prior disclosures, current responses and the proposed disclosures are substantially consistent, although clarification and enhanced disclosure can be made, as the Company has suggested in its proposed disclosures.

Two different PRC legal concepts are involved here: (i) “contracts”—the equity pledge agreement itself is a contract and can become effective and enforceable as a contract without being registered; (ii) “property rights”—the pledge on the equity interests is not effective without being registered with the relevant local administration for industry and commerce.

As contracts, the equity pledge agreements between Baidu Online and the shareholders of various VIEs became effective on the date when the agreements were duly executed. Baidu Online can enforce its contractual rights under the equity pledge agreements, such as the right to ask the shareholders to register the equity pledges and demand the shareholders to sell the equity interests being pledged in the event of default under contracts secured by the equity pledges. As these are contractual rights, Baidu Online may need to resort to legal proceedings to enforce these contractual rights.

However, in order to perfect an equity pledge, being a property right, registration with the relevant local administration for industry and commerce is required under the PRC Property Rights Law. If an equity pledge has not been perfected as a property right, the Company will not be able to exercise those rights that are pertinent to property rights. In particular, as the equity pledge is not registered, it is possible that a third party may acquire property right interests in the equity in good faith, that is, such third party is not aware of the existence of Baidu Online’s pledges on the equity, for instance:

•

If a third party acquires equity interests from the VIE shareholders in good faith and duly registers such equity interests, the original equity pledge, without being registered, does not attach to the equity interests transferred to the third party, and Baidu Online, as the pledgee, cannot enforce the equity pledge against the third party;

•

If a VIE shareholder pledges his or her equity interests in the VIE to a third party and such third party duly registers the pledge in good faith, Baidu Online will not have rights in priority with respect to the pledged equity interests vis-à-vis the third party.

In summary, the lack of registration of equity pledge does not affect the Company’s ability to enforce its contractual rights against the VIE shareholders as the equity pledge agreements have been duly executed and are enforceable as contracts; it, however, will affect the Company’s ability to enforce the equity pledge against third parties who acquire property right interests in good faith as the pledge is not effective as a property right. In the event that the shareholders of the VIEs breach their obligations under contracts secured by the unregistered equity pledges, Baidu Online may not be able to successfully enforce the equity pledges, if there are third parties who have acquired property right interests in good faith, and Baidu Online would need to resort to legal proceedings to enforce its contractual rights under the equity pledge agreements.

The Company respectfully advises the Staff that, as of the date of this letter, the Company has completed registration of all equity pledges by the shareholders of Baidu Netcom, Baidu Perusal, Baidu Pay and Baidu HR. Therefore, the Company plans to remove the referenced disclosure of risks associated with potential failure to register any of the equity pledges in its future Form 20-F filings.

Notes to Consolidated Financial Statements

Note 1. Organization, Consolidation and Presentation of Financial Statements, page F-8

Concentration of Credit Risk, page F-19

2. We note in your response to our prior comment 7 you state that none of the banks, including the sum of branches, holds a substantial amount of the cash and cash equivalents. Please tell us the largest percentage of cash and cash equivalents held at a single financial institution as of December 31, 2010 and your consideration to include such percentage in your disclosures.

The Company respectfully advises the Staff that cash and cash equivalents held at Bank of China, including four of its branches, represented approximately 25% of the Company’s total balance of cash and cash equivalents as of December 31, 2010, the largest percentage of cash and cash equivalents held at a single financial institution.

As referenced in the Company’s response to the Staff’s prior comment 7 in the letter dated October 7, 2011, the Company does not foresee substantial credit risk with respect to cash and cash equivalents held at PRC state-owned banks like Bank of China. However, in light of the Staff’s comments, the Company proposes to include in its future Form 20-F filings the largest percentage of cash and cash equivalents held at a single financial institution as of the end of the latest fiscal year.

Note 12. Commitments and Contingencies

Litigation, page F-3

3. We note from the revised proposed disclosure included in your response to prior comment 8 that you are unable to estimate the loss or range of possible loss for “many proceedings.” This disclosure implies that there are other proceedings for which you are able to estimate the loss or range of possible losses. In the proposed disclosures included in your response to comment 12 in your letter dated September 12, 2011, you indicated that for a “limited number of proceedings,” the company may be able to reasonably estimate the possible range of loss in excess of amount accrued. Please further revise the proposed disclosure that you intend to include in future filings, to also address those proceedings for which you are able to reasonably estimate the possible range of loss in excess of amounts accrued and disclose an estimate of the additional loss or range of loss or state, if true, that the estimate is immaterial.

The Company proposes to include in “Note 12 – Commitments and Contingencies” in its future Form 20-F filings the following disclosure with respect to the limited number of proceedings that the Company may be able to reasonably estimate the loss or the range of loss:

With respect to the limited number of proceedings, for which the Company was able to reasonably estimate the loss or the range of loss, such estimate of the loss or the range of loss is immaterial.

In the event that the above-mentioned estimate is material, the Company will disclose the estimated amount of additional loss or range of loss.

4. In addition, explain further your reference to “possible” losses and the “possible” range of loss. Tell us how you determined that such reference complies with the terminology in ASC 450-20-50 (e.g., probable, reasonably possible, or remote loss contingency) or revise your disclosures accordingly.

In response to the Staff’s prior comment 12 and comment 8 in the letters dated August 15, 2011 and October 7, 2011 respectively, the Company proposes to include in “Note 2 – Summary of Significant Accounting Policies” in its future Form 20-F filings the following accounting policy for legal contingencies, which is further revised in response to the Staff’s comment to read as follows (added text is underlined in bold and deleted text shown by strikethrough):

The Company records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Company evaluates, on a quarterly basis, developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Company discloses the amount of the accrual if it is material ~~the financial statements would be otherwise misleading~~.

When a loss contingency is not both probable and estimable, the Company does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible ~~and material~~, then the Company discloses an estimate of the ~~possible~~ loss or range of loss, if such estimate can be made and material, or states that such estimate is immaterial if it can be estimated but immaterial, or discloses that an estimate cannot be made. The assessments whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involve complex judgments about future events. Management is often unable to estimate the loss or a range of ~~possible~~ loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including ~~a possible~~ eventual loss, fine, penalty or business impact, if any.

In response to the Staff’s prior comment 12 and comment 8 in the letters dated August 15, 2011 and October 7, 2011 respectively, the Company proposes to include in “Note 12—Commitments and Contingencies” in its future Form 20-F filings the following disclosure for legal contingencies, which is further revised in response to the Staff’s comment to read as follows (added text is underlined in bold and deleted text shown by strikethrough):

For many proceedings, the Company is currently unable to estimate the loss or a range of ~~possible~~ loss as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes ~~a possible~~ eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the loss or a range of ~~possible~~ loss cannot be made. However, the Company believes that such matters, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material adverse effect on the Company’s consolidated results of operations, financial position and cash flows. With respect to the limited number of proceedings, for which the Company was able to reasonably estimate the loss or the range of loss, such estimate of the loss or the range of loss is immaterial.

*        *        *         *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2010 20-F, please contact the undersigned at (86 10) 5992-8999 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850.

Very truly yours,

/S/ JENNIFER LI
Jennifer Li Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu, Inc.
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom
Joe Tsang, Partner, Ernst & Young Hua Ming